

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 7, 2007

Via U.S. Mail and Fax (403-298-2211)
Mr. Robert J. Waters
Chief Financial Officer
Enerplus Resources Fund
The Dome Tower, 3000, 333 – 7th Avenue S.W.
Calgary, Alberta
Canada, T2P 2Z1

> **Re: Enerplus Resources Fund**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 12, 2007**
> **File No. 1-15150**

Dear Mr. Waters:

        We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        /s/ April Sifford

                                        April Sifford
                                        Branch Chief Accountant